UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41916

Silynxcom Ltd.

7 Giborei Israel

Netanya, 4250407

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

CONTENTS

On July 7, 2026, Silynxcom Ltd. (the “Company”) issued a press release titled “Silynxcom Successfully Delivers $3 Million Order of Advanced Tactical Communication Solutions to Asian Military Customer,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (the “Report on Form 6-K”).

The press release included as Exhibit 99.1 hereto (other than the third paragraph thereof) is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-285443) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Silynxcom Ltd. titled “Silynxcom Successfully Delivers $3 Million Order of Advanced Tactical Communication Solutions to Asian Military Customer.”

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILYNXCOM LTD.

Date: July 7, 2026	By:	/s/ Nir Klein
	Name:	Nir Klein
	Title:	Chief Executive Officer

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